OPERATING AGREEMENT

OF

CAROSH MEDIA AND MARKETING, LLC
DBA
CAROSH COMPLIANCE SOLUTIONS, LLC

AS AMMENDED

JULY 1, 2022

TABLE OF CONTENTS

Page

OPERATING AGREEMENT
OF
CAROSH MEDIA AND MARKETING, LLC
(an Indiana Limited Liability Company)

THIS OPERATING AGREEMENT of Carosh Media and Marketing, LLC, an Indiana limited liability company (the "Company"), is entered into pursuant to the Indiana Limited Liability Company Act and is entered into and shall be effective as of the 16th day of September, 2013, by and among those Persons who from time to time become parties to or are otherwise bound by this Agreement as provided herein.

RECITALS:

A. The Company was formed to carry on any lawful business purpose or activity which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets.

B. The Articles were filed by the Secretary of State on September 16, 2013.

C. Each of the Persons executing this Agreement as a Member believes it is in the mutual best interests of the parties to organize as a limited liability company under the laws of the State.

D. The parties hereto agree that the terms of this Agreement shall govern, regulate and manage the affairs of the Company except to the extent expressly prohibited or ineffective under the laws of the State of Indiana or the Articles.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Unless otherwise specified herein, the following terms shall have the following meanings for purposes of this Agreement:

"**Act**" shall mean the Indiana Limited Liability Partnership Act, as amended from time to time (or any corresponding provisions of succeeding law).

"**Additional Capital Contribution**" shall mean a Capital Contribution other than a Capital Contribution described in Section 9.1.

"**Additional Member**" shall mean a Person other than an Initial Member or a Substitute Member who has acquired a Membership Interest from the Company and been admitted to all of the rights of membership pursuant to this Agreement.

“**Adjusted Capital Account Deficit**” shall mean, with respect to any Holder, the deficit balance, if any, in the Holder’s Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

(a) credit to the Capital Account any amounts which the Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) debit to the Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)*(d)(4)*, 1.704-1(b)(2)(ii)*(d)(5)*, and 1.704-1(b)(2)(ii)*(d)(6)*.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Sections 1.704-1(b)(2)(ii)*(d)* and shall be interpreted consistently therewith.

“**Affiliate**” shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with that Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) shall mean the ownership or control of securities possessing more than fifty percent (50%) of the voting power of all outstanding voting securities of an entity or the power to otherwise direct or cause the direction of the management and policies of the entity, whether through the ownership of voting stock or similar rights.

“**Agreement**” shall mean this Operating Agreement including all amendments to this Operating Agreement which are adopted in accordance with the Operating Agreement and the Act.

“**Articles**” shall mean the Articles of Organization of the Company as properly adopted, amended and restated from time to time and filed by the Secretary of State.

“**Assignee**” shall mean a transferee of a Membership Interest who has not been admitted as a Substitute Member or as an Additional Member. An Assignee who has not become a Substitute Member or an Additional Member in the manner provided in this Agreement shall have no rights in respect of the Company except the right to receive Distributions, Profits and Losses to which the transferor would have been entitled, and any other rights specifically accorded an Assignee by the terms of this Agreement.

“**Business Day**” shall mean any day other than Saturday, Sunday or any legal holiday observed in the State.

“**Capital Account**” shall mean, with respect to any Holder, the Capital Account established and maintained for the Holder in accordance with the following provisions:

(a) to each Holder’s Capital Account there shall be credited the Holder’s Capital Contributions, the Holder’s distributive share of Profits and any items in the nature of income or gain which are specially allocated to the Holder pursuant to the

Treasury Regulations and the amount of any Company liabilities assumed by the Holder or which are secured by any Property distributed to the Holder;

(b) to each Holder's Capital Account there shall be debited the amount of cash and the fair market value of other Property distributed to the Holder, the Holder's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated to the Holder pursuant to the Treasury Regulations and the amount of any liabilities of the Holder assumed by the Company or which are secured by any Property contributed by the Holder to the Company; and

(c) in the event all or a portion of any Holder's Membership Interests is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Membership Interests.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with these Treasury Regulations. In the event the Board of Managers shall determine that it is prudent to modify the manner in which Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed Property or which are assumed by the Company or the Holders), are computed in order to comply with these Treasury Regulations, the Board of Managers may make the modification, provided that the modification is not likely to have a material effect on the amounts distributable to any Holder pursuant to Article XV upon the dissolution of the Company. The Board of Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality among the Capital Accounts of the Holders and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)*(g)*, and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b), provided that the modification is not likely to have a material effect on the amounts distributable to any Holder pursuant to Article XV upon the dissolution of the Company.

"**Capital Contribution**" shall mean, with respect to any Holder, the amount of money and the initial Gross Asset Value of any Property (other than money) contributed to the Company with respect to the Membership Interest held by the Holder.

"**Capital Transaction**" shall mean a financing or refinancing or a sale, disposition or other Transfer of Company Property outside the ordinary course of the Company's business.

"**Capital Transaction Proceeds**" shall mean all amounts received by the Company from a Capital Transaction less the sum of (i) all expenses paid or incurred by the Company in connection with the Capital Transaction, (ii) repayment of indebtedness from all or a portion of such amounts, (iii) capital expenditures made from all or a portion of such amounts and (iv) any reserves established by the Board of Managers in the sole discretion of the Board of Managers.

"**Class A Holder**" shall mean a Holder owning Class A Interests.

"**Class A Interest**" shall mean a Membership Interest owned by any Holder that is designated as a Class A Interest, as reflected on Exhibit A.

"**Class A Managers**" shall have the meaning set forth in Section 7.2.

"**Class A Member**" shall mean a Class A Holder admitted as a Member.

"**Class B Holder**" shall mean a Holder owning Class B Interests.

"**Class B Interest**" shall mean a Membership Interest owned by any Holder that is designated as a Class B Interest, as reflected on Exhibit A.

"**Class B Managers**" shall have the meaning set forth in Section 7.2.

"**Class B Member**" shall mean a Class B Holder admitted as a Member.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"**Company**" shall mean Carosh Media and Marketing, LLC dba Carosh Compliance Solutions, LLC, a limited liability company formed under the laws of the State of Indiana, and any successor Organization.

"**Company Minimum Gain**" shall mean partnership minimum gain as defined in Treasury Regulations Sections 1.704-2(d) and 1.704-2(b)(2) and shall be applied herein to each Holder so as to treat the Holder as a partner for federal income tax purposes.

"**Company Property**" shall mean any Property owned by the Company.

"**Depreciation**" shall mean, for each Taxable Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for the year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of a year or other period, Depreciation shall be an amount which bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period bears to the beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for the year is zero, Depreciation shall be determined with reference to the beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"**Disposition**" or "**Dispose**" shall mean any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other disposition, absolute or as security or encumbrance (including dispositions by operation of law).

"**Dissociation**" (with correlative meanings for other forms of the word) shall mean any activity that causes a Person to cease to be a Member as described in Article XIII.

"**Distribution**" shall mean a Transfer of Property to a Holder on account of a Membership Interest as described in Article X.

"**Foreign-Related Law**" shall have the meaning set forth in Section 11.5.

"**Gross Asset Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Holder to the Company shall be the gross fair market value of the asset, as determined by the contributing Holder and the Company;

(b) the Gross Asset Value of all the Company's assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an interest in the Company (other than the initial Membership Interests issued pursuant to Section 9.1) by any new or existing Holder in exchange for more than a *de minimis* Capital Contribution; (ii) the Distribution by the Company to a Holder of more than a *de minimis* amount of Property as consideration for an interest in the Company; (iii) the issuance of an interest (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company; and (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)*(g)*; provided, however, that the adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Board of Managers reasonably shall determine that the adjustments are necessary or appropriate to reflect the relative economic interests of the Holders in the Company;

(c) the Gross Asset Value of any Company asset distributed to any Holder shall be adjusted to equal the gross fair market value, taking Code Section 7701(g) into account, of the asset on the date of distribution; and

(d) the Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of the assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* and Section 10.6(g); provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent the Board of Managers shall determine that an adjustment pursuant to paragraph (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (a), (b) or (d) immediately above, then the Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profits and Losses.

"**Holder**" shall mean any Member or Assignee who is entitled to receive Distributions, to be allocated Profits and Losses and to receive a return of Capital Contributions.

"**Initial Members**" shall mean the Members listed on Exhibit A as of the date of this Agreement, who have been admitted to all of the rights of membership pursuant to this Agreement as of the date of this Agreement and who have executed this Agreement.

"**Manager**" shall mean a Person selected to manage the affairs of the Company under Article VII.

"**Manager Dissociation**" shall have the meaning set forth in Section 7.3(a).

"**Member**" shall mean an owner of a Membership Interest, admitted to all of the rights of membership pursuant to this Agreement who has not withdrawn or Dissociated as a Member, as set forth on Exhibit A (as amended from time to time), including an Initial Member, Substitute Member or Additional Member.

"**Member Consent**" shall mean (a) with respect to any vote on any action or proposal at a meeting of Members at which a quorum is present in accordance with Section 6.2, the affirmative vote of Members representing more than fifty percent (50%) of the Percentage Interests of the Members casting a vote with respect to the action or proposal (excluding any Members not present, abstaining Members or other non-voting Members) or (b) with respect to any other case, the affirmative vote of the Members representing more than fifty percent (50%) of the Percentage Interests of the Members entitled to vote on the matter.

"**Member Minimum Gain**" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Debt**" shall mean partner nonrecourse debt as defined in accordance with Treasury Regulations Section 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" shall mean partner nonrecourse deductions as defined in Treasury Regulations Section 1.704-2(i)(2).

"**Membership Interest**" shall mean the equity interest in the Company entitling its holders to the benefits as provided in this Agreement and the Act, and subjecting its holders to the obligations as provided in this Agreement and the Act, including the Class A Interests and the Class B Interests, and which shall be a "membership interest" within the meaning of the Act.

"**Nonrecourse Deductions**" shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"**Nonrecourse Liability**" shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Notice**" shall mean a written notification; any Notice shall be considered given: (a) on the date of service (or refusal of acceptance of service) if served personally on the Person to whom Notice is to be given by commercial messenger delivery service with signature verification of delivery or by other verified means of personal delivery, (b) on the date of transmission if sent via facsimile or other electronic transmission (including e-mail transmission), but only if the Person has given the Company the Person's facsimile telephone number or other electronic transmission information (including e-mail address), as applicable, (c) on the next Business Day if delivered by Federal Express or a similar overnight courier service,

and (d) on the third Business Day after deposit if delivered by United States mail, first class mail, postage prepaid, return receipt requested; any Notice to the Company shall be addressed to the Board of Managers at the address of the Principal Office or via facsimile or other electronic transmission (including e-mail transmission), but only if the Board of Managers have given the Person the Board of Managers' facsimile telephone number or other electronic transmission information (including e-mail address); and any Notice to a Holder shall be addressed to the Holder at the address reflected on Exhibit A unless the Holder has given the Company a Notice of different address, provided that if the Holder has given the Company the Holder's facsimile telephone number or other electronic transmission information (including e-mail address), any Notice to a Holder may be made via facsimile or other electronic transmission (including e-mail transmission), as applicable.

"**Operating Proceeds**" shall mean all amounts received by the Company (exclusive of Capital Contributions) less the sum of (i) all expenses paid or incurred by the Company (but exclusive of depreciation and other non-cash expenses and Distributions to Holders), (ii) amortization or other repayment of principal of indebtedness, (iii) capital expenditures (except to the extent paid with proceeds of indebtedness) and (iv) any reserves established by the Board of Managers in the sole discretion of the Board of Managers.

"**Organization**" shall mean a Person other than a natural person. Organization includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, trusts and unincorporated associations.

"**Percentage Interest**" shall mean, with respect to each Holder, a fraction, expressed as a percentage, the numerator of which is the number of Membership Interests owned by the Holder, and the denominator of which is the total number of outstanding Membership Interests.

"**Person**" shall mean any natural person or Organization permitted to be a member of a limited liability company under the laws of the State.

"**Principal Office**" shall mean the principal office as described in Section 2.6.

"**Proceeding**" shall mean any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other Person subject to the jurisdiction of the court, arbitrator, or governmental agency.

"**Profits**" and "**Losses**" shall mean, for each Taxable Year or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to taxable income or loss;

(b) any expenditure of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(i)*, and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from taxable income or loss;

(c) in the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (b) or (c) of the definition of Gross Asset Value, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of the Property differs from its Gross Asset Value;

(e) Depreciation for the Taxable Year or other period shall be computed in accordance with the definition of Depreciation provided in this Agreement in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss;

(f) to the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b), is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)(4)* to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits or Losses; and

(g) notwithstanding any other provisions of this definition of Profits and Losses, any items which are specially allocated pursuant to Section 10.6 or Section 10.7 shall not be taken into account in computing Profits or Losses; provided, however, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 10.6 or Section 10.7 shall be determined by applying rules analogous to those set forth in paragraphs (a) through (f) of this definition.

"**Property**" shall mean any property, real or personal, tangible or intangible, including money and any legal or equitable interest in property, but excluding services and promises to perform services in the future.

"**Regulatory Allocations**" shall have the meaning set forth in Section 10.7.

"**Requested Amount**" shall have the meaning set forth in Section 9.2.

"**Secretary of State**" shall mean the Secretary of State of Indiana.

"**State**" shall mean the State of Indiana.

"**Substitute Member**" shall mean an Assignee who has been admitted to all of the rights of membership pursuant to this Agreement.

"**Taxable Year**" shall mean the taxable year of the Company as determined pursuant to Section 706 of the Code. The Taxable Year of the Company begins January 1 and ends December 31.

"**Taxing Jurisdiction**" shall mean any federal, state, local, or foreign government or body authorized to impose or collect tax, interest or penalties, however designated, on any Holder's share of the income or gain attributable to the Company.

"**Transfer**" shall mean, when used as a noun, any sale, hypothecation, pledge, assignment, attachment or other transfer, whether direct or indirect, voluntary or by operation of law, and, when used as a verb, shall mean, to sell, hypothecate, pledge, assign or otherwise transfer, whether direct or indirect, voluntary or by operation of law.

"**Treasury Regulations**" shall mean except where the context indicates otherwise, the permanent, temporary, proposed, or proposed and temporary regulations of the Department of the Treasury under the Code as these regulations may be lawfully changed from time to time.

ARTICLE II

FORMATION

2.1 Organization. The Articles have been filed by the Secretary of State, organizing the Company as a limited liability company pursuant to the Act.

2.2 Agreement. For and in consideration of the mutual covenants contained herein, the parties hereto hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. The parties intend for this Agreement to be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act; provided, however, that in the event the Act is subsequently amended or interpreted in a way to make the provision of this Agreement that was formerly invalid valid, the Agreement shall no longer be treated as amended and the provision shall be considered to be valid and in effect from the effective date of the interpretation or amendment.

2.3 Name. The name of the Company is "Carosh Media and Marketing, LLC dba Carosh Compliance Solutions LLC" and all business of the Company shall be conducted under that name or under any other name adopted as an assumed name, but in any case, only to the extent permitted by applicable law.

2.4 Term. The term of this Agreement shall be perpetual, provided that the Company may be dissolved and its affairs wound up in accordance with the Act and the Articles except as may otherwise be provided herein.

2.5 Registered Agent and Office. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles as filed by the Secretary of State. The Board of Managers, may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act for any reason or the registered office shall change, the Board of Managers promptly shall designate a replacement registered agent or file a notice of change of address as the case may be. If the Board of Managers shall fail to designate a replacement registered agent or change of address of the registered office, any Member may designate a replacement registered agent or file a notice of change of address.

2.6 Principal Office. The Principal Office of the Company shall be located at 5209 Hohman Ave, Hammond IN 4630, or at such other location as the Board of Managers shall determine.

2.7 Foreign Qualification. The Company may qualify to do business in any state or states which recognize limited liability companies.

ARTICLE III

ACCOUNTING AND RECORDS

3.1 Records to be Maintained. The Company shall maintain the following records at the Principal Office:

(a) a list of the full name and last known address of each Member setting forth the amount of cash each Member has contributed, a description and statement of the agreed value of the other Property or services each Member has contributed or has agreed to contribute in the future (which information is also reflected on Exhibit A attached hereto and by this reference made a part hereof as if set forth fully herein), and the date on which each became a Member;

(b) a copy of this Agreement and the Articles together with executed copies of any powers of attorney pursuant to which any amendments to this Agreement have been executed or any amendments to the Articles have been executed and filed with the Secretary of State's office;

(c) copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for at least the three (3) most recently completed years; and

(d) any financial statements of the Company for at least the three (3) most recently completed years.

3.2 Information and Accounting to Members. Records required to be kept under Section 3.1 may be inspected and copied by the Member or the Member's legal representative, provided that the Member gives the Company at least seven (7) days Notice of (a) the Member's intention to inspect or copy the records and (b) the purpose for the inspection or copying of the records that is reasonably related to the Member's interest as a Member. A Member shall be entitled to inspect records pursuant to this Section 3.2 at the offices of the Company (or such other location as the Board of Managers reasonably designate) during ordinary business hours, and the Member shall be entitled to copy these records upon payment to the Company of the cost of labor and materials associated with generating the copies, as determined in the discretion of the Board of Managers.

3.3 Confidential Information. Notwithstanding the provisions of Section 3.2, the Board of Managers shall have the right to keep confidential from the Members, for such period of time as the Board of Managers shall deem reasonable, any information which the Board of Managers reasonably shall believe to be in the nature of trade secrets or other information the disclosure of which the Board of Managers in good faith shall believe is not in the best interest of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

ARTICLE IV

BUSINESS TRANSACTIONS

4.1 Nature of Business. The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in the Articles.

4.2 Business Transactions. Except as provided in the Articles or otherwise in this Agreement, a Holder may lend money to, and transact any other business with, the Company and, subject to other applicable law, has the same rights and obligations with respect thereto as a Person who is not a Holder.

ARTICLE V

AMENDMENTS TO ARTICLES OF ORGANIZATION AND AGREEMENT

5.1 Permissible Amendments. The Articles and this Agreement may be amended at any time to add a new provision or to change or remove an existing provision in accordance with the terms of the remainder of this Article V.

5.2 Amendment of Articles.

(a) Pursuant to the Act, the Board of Managers may adopt one or more amendments to the Articles without Member action to do any of the following:

(i) to remove the name and address of any Manager named in the Articles who is no longer a Manager;

(ii) to remove the name and address of the initial and any subsequent registered agent or the address of the initial or any subsequent registered office, if a statement of change is on file with the Secretary of State;

(iii) to change the Company name by substituting the words "limited liability company" for the abbreviation "LLC" or vice versa, by adding or removing commas or periods, or by adding a geographical attribution to the name; and

(iv) to restate the Articles as currently amended; the restated Articles would supersede the original Articles and all amendments thereto.

(b) The Board of Managers and the Members may adopt any other amendment authorized in the Act in the following manner:

(i) the Board of Managers shall adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of the Members; written notice setting forth the proposed amendment or a summary of the changes to be effected thereby shall be given to each Member;

(ii) the Members, in any manner provided by Article VI, shall vote on the proposed amendment, and the proposed amendment shall be adopted upon receiving Member Consent; and

(iii) any number of amendments may be submitted to the Members and voted upon by them at one meeting.

5.3 Amendment of Agreement.

(a) Except as provided in Section 5.3(b) and Section 5.3(c), this Agreement may be amended or modified from time to time only by obtaining Member Consent and approval of the Board of Managers.

(b) The Board of Managers shall have the power to amend this Agreement without the consent of the Members as may be required to facilitate or implement any of the following purposes:

(i) to add to the obligations of the Board of Managers or surrender any right or power granted to the Board of Managers or any Affiliate of any Manager for the benefit of the Members;

(ii) to correct any errors or omissions, to cure any ambiguity, or to cure any provision that may be inconsistent with any other provision of this Agreement;

(iii) to reflect the issuance of additional Membership Interests or the admission, substitution, termination, or withdrawal of Members in accordance with this Agreement, including to amend the terms of Exhibit A; or

(iv) to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

(c) Notwithstanding the foregoing, this Agreement shall not be amended, and no action may be taken by the Board of Managers, without the consent of each Member adversely affected if the amendment or action would:

(i) modify the limited liability of a Member;

(ii) alter the rights of any Member to receive Distributions specified herein; provided, however, that alterations of Distributions shall be permitted to the extent resulting from the issuance of additional Membership Interests in accordance with this Agreement;

(iii) reduce the percentage of Members required to consent to any matter in this Agreement; or

(iv) amend this Section 5.3(c).

ARTICLE VI

RIGHTS AND DUTIES OF MEMBERS

6.1 Voting Rights. Except as expressly provided herein, each Member shall be entitled to vote on any matter submitted to a vote of the Members. In the case of a Membership Interest transferred to an Assignee who has not been approved as a Substitute Member, neither the Assignee nor the Member transferring the Membership Interest to the Assignee shall be entitled to vote the Membership Interest.

6.2 Quorum; Voting Rights. The Members representing a majority of the Percentage Interests of Members entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of Members; provided, however, that if Members representing less than a majority of the Percentage Interests of Members entitled to vote are represented at the meeting, Members representing a majority of the Percentage Interests so represented may adjourn the meeting at any time and shall, prior to adjournment, announce the date and time on which the meeting will be reconvened. If a quorum is present, Member Consent is required to approve any action or proposals before the Members, unless the vote of a greater number is required by the Act, the Articles or this Agreement. At any reconvened meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of Members from any meeting shall not cause failure of a duly constituted quorum at that meeting. For avoidance of doubt, at a meeting of Members at which a quorum is present, only Members casting a vote (including by proxy) with respect to an action or proposal

(treating abstentions as not voting) shall be considered Members entitled to vote on the matter in determining whether the action or proposal is approved by Member Consent.

6.3 Informal Action by Members. Any action required by the Act to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by the Members entitled to vote having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all Members entitled to vote were present and voting so long as any notice required under the Act is given to those Members not so consenting or not entitled to vote but who are entitled under the Act to notice of the action taken.

6.4 Meetings. Meetings of the Members may be called by the Board of Managers or by Members representing not less than two-thirds of the Percentage Interests of the Members.

6.5 Notice of Meetings. Notice stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered in writing not less than ten (10) and not more than sixty (60) days before the date of any meeting of Members (unless Notice is waived by all of the Members).

6.6 No Liability of Members. No Member shall be liable as such for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or the Board of Managers for liabilities of the Company.

6.7 Representations and Warranties. Each Member, and in the case of an Organization, the Person(s) executing this Agreement on behalf of the Organization, hereby represents and warrants to the Company and each other Member that:

(a) if that Member is an Organization, it is duly organized, validly existing, and in good standing under the laws of its state of organization and that it has full organizational power to execute and agree to the Agreement and to perform its obligations hereunder;

(b) the Member is acquiring or has acquired Membership Interests in the Company for the Member's own account as an investment and without an intent to distribute the Membership Interests;

(c) the Member acknowledges that the Membership Interests have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from these requirements;

(d) this Agreement is the Member's legal, valid and binding obligation, enforceable against the Member in accordance with its terms; and

(e) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any of the terms of, or constitute a default under, any agreement or document to which the Member is a party or by which the Member is bound, or to the Member's best knowledge, any order, rule or regulation of any court or other governmental agency or official.

6.8 Conflict of Interest. Except as set forth in this Section 6.8, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any Affiliate of any Member, to conduct any other business or activity whatsoever, and the Member shall not be accountable to the Company or to any Member with respect to that business or activity, including those that compete with the Company. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members, Managers and their Affiliates. In any such event, those dealings and undertakings shall be at arm's length terms and on commercially reasonable terms, and no Manager or officer shall use their office to obtain favorable treatment for or on behalf of themselves, their Affiliates or others which would not otherwise be received in an arm's length transaction.

ARTICLE VII

RIGHTS AND DUTIES OF BOARD OF MANAGERS

7.1 Management. The business and affairs of the Company shall be managed by its Board of Managers (and by the officers of the Company pursuant to authority granted by the Board of Managers). Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of the Act, the Board of Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Board of Managers shall function like a board of directors of a corporation, and any action of the Company that would require board of directors approval if the Company were an Indiana corporation shall require the approval of the Board of Managers. Whenever any matter is required to be approved by the Manager at a time in which there is more than one Manager, the matter shall be considered approved or consented to upon the receipt of the affirmative approval of a majority of the Managers. Should there be an impasse among them as to the operation of the Company or any proposed action of the Company, including an action proposed by a Member or a Manager, then any Manager may submit the proposed action(s) to a vote by Members and the impasse shall be resolved by Member Consent.

7.2 Board of Managers. The Board of Managers shall consist of up to seven (7) Managers, constituted as follows:

(a) Four Managers (the "**Class A Managers**") shall be elected by the Class A Members by majority vote based on relative Percentage Interests of Class A Members, voting as a separate class (the "**Class A Consent**").

(b) Three Managers (the "**Class B Managers**") shall be elected by the Class B Members by majority vote based on relative Percentage Interests of Class B Members, voting as a separate class (the "**Class B Consent**").

7.3 Term of Office.

(a) Each Manager shall serve until any of the following events of "**Manager Dissociation**":

(i) removal of the Manager pursuant to Section 7.4; or

(ii) resignation of the Manager pursuant to Section 7.10.

(b) Upon a Manager Dissociation of a Class A Manager, the Class A Members shall select the successor Class A Manager (or may reallocate the votes of the Dissociated Manager to one (1) or more other Class A Managers) by Class A Consent. Upon a Manager Dissociation of a Class B Manager, the Class B Members shall select the successor Class B Manager (or may reallocate the votes of the Dissociated Manager to one (1) or more other Class B Managers) by Class B Consent.

7.4 Removal of a Manager. The Class A Members may remove a Class A Manager at any time in the sole discretion of the Class A Members by Class A Consent. The Class B Members may remove a Class B Manager at any time in the sole discretion of the Class B Members by Class B Consent. The Powell Manager may be removed only by Tracey Powell. The removal of a Manager who is also a Member shall not affect the rights of the Manager as a Member and shall not constitute a withdrawal of that Member.

7.5 Managers Shall Have No Exclusive Duty to Company. A Manager shall not be required to dedicate the full time and attention of the Manager to the Company's business and may have other business interests and engage in activities in addition to those relating to the Company, including activities that compete with the Company, except as otherwise provided herein.

7.6 Power to Bind the Company. Only the Board of Managers (and the officers of the Company pursuant to authority granted by the Board of Managers) shall have the authority to bind the Company. Unless authorized to do so by this Agreement or by the Board of Managers, no attorney-in-fact, employee, or other agent of the Company (other than officers duly authorized by the Board of Managers) shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Board of Managers to act as an agent of the Company in accordance with the previous sentence.

7.7 Fees and Compensation. The Company shall reimburse (or if not yet expended, advance on behalf of) the Board of Managers for all reasonable expenses incurred in managing the Company, including costs associated with all non-executive personnel, costs of establishing and maintaining its status as a limited liability company, all accounting and tax return costs and all overhead and associated costs of operations.

7.8 Standard of Care. A Manager's duty of care in the discharge of the Manager's duties to the Company and the other Holders is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law which results or shall have resulted in material loss or injury to the Property or operations of the Company. A Manager shall be fully protected in discharging the Manager's duties in relying in good faith upon the records required to be maintained under Article III and upon the information, opinions, reports or statements by any other Manager, or agents, or by any other Person, as to matters a Manager reasonably believes are within the other Person's professional or expert competence and who has been selected with reasonable care by, or on behalf of, the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to Holders might properly be paid. Each of the Holders hereby holds harmless (to the extent of the Holder's share of the assets of the Company, but not with respect to any of the assets of the Holder independent of the Company) and waives any claim against the Board of Managers for any and all losses, damages, liability claims, causes of action, omission, demands and expenses or any other act or failure to act arising from or out of the Board of Managers' duties as Manager provided the action or failure to act complies with the standard of conduct set forth in the first sentence of this Section 7.8.

7.9 Bank Accounts. The Board of Managers may from time to time open bank accounts in the name of the Company, with such signatories as designated by the Board of Managers.

7.10 Resignation. Any Manager may resign at any time by giving Notice to the Members and the Board of Managers. The resignation of any Manager shall take effect upon receipt of Notice thereof or at such later date specified in the Notice; and, unless otherwise specified therein, the acceptance of the resignation shall not be necessary to make it effective. A Manager that dies or becomes permanently disabled shall be deemed to have resigned and given Notice at the time of the death or permanent disability of the Manager pursuant to this Section 7.10. The resignation of a Manager who is also a Member shall not affect the rights of the Manager as a Member and shall not constitute a withdrawal of a Member.

7.11 Officers. The Company may have officers. Any officers shall be elected or appointed, from time to time, by the Board of Managers. Each officer shall hold office until his or her successor shall have been duly elected and qualified, or until his or her death or inability to serve, or until he or she shall resign or shall have been removed from office in the manner hereinafter provided. Any officer elected or appointed by the Board of Managers may be removed by the Board of Managers in the sole discretion of the Board of Managers with or without cause, but the removal shall be without prejudice to express contract rights, if any, held by the person so removed. The authority, duties and responsibilities of each officer shall be established, from time to time, by the Board of Managers.

7.12 Certain Powers of the Board of Managers. Without limiting the general powers of the Board of Managers set forth in Section 7.1, the Board of Managers shall have power and authority, on behalf of the Company without requiring approval from any Members:

(a) to acquire property from any Person as the Board of Managers may determine, whether or not such Person is directly or indirectly affiliated or connected with any Manager or Member;

(b) to borrow money for the Company (including from the Managers, Members, or Affiliates of the Managers or Members) on such terms as the Board of Managers shall deem appropriate;

(c) to hypothecate, encumber and grant security interests in the assets of the Company;

(d) to purchase liability and other insurance to protect the Company's property and business;

(e) to hold and own Company Property in the name of the Company;

(f) to invest Company funds;

(g) to sell or otherwise Dispose of all or substantially all of the assets of the Company as part of a single transaction or plan;

(h) to cause the Company to merge with or into another entity on such terms as the Board of Managers shall deem appropriate and in the interests of the Members, and to execute, deliver and file any agreements, certificates or other documents in connection therewith;

(i) to execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or Disposition of Company Property, assignments, bills of sale, leases, and any other documents or instruments necessary to the business of the Company;

(j) to employ accountants, legal counsel, managing agents or other experts to perform services for the Company;

(k) to enter into employment or other compensation agreements with all persons or entities providing services to, or for the benefit of, the Company on such terms and conditions as the Board of Managers shall deem necessary and proper, including the Managers and the Affiliates of the Managers;

(l) to enter into any and all other agreements on behalf of the Company, in such forms as the Board of Managers may approve;

(m) to make a donation to any public welfare organization or any organization formed for religious, charitable, scientific, literary or educational purposes;

(n) to institute, prosecute or defend any Proceeding in the Company's name; and

(o) to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification.

(a) To the fullest extent permitted by the Act, the Company shall indemnify any Person who was or is a party, or is threatened to be made a party to any threatened pending or complete action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the Person is or was a Manager, officer, manager, employee or agent of the Company or the Board of Managers, who is or was serving at the request of the Company or the Board of Managers as a director, an officer, a manager, employee or agent of another Organization or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with the action, suit or proceeding, if the Person acted in good faith and in a manner the Person reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that the Person reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that the Person had reasonable cause to believe that the Person's conduct was unlawful. The Company shall additionally indemnify any Person acting as a guarantor (if authorized, or reasonably believing he is or was authorized, to do so by the Company) of or for the Company.

(b) To the fullest extent permitted by the Act, the Company may indemnify any Person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit, by or in the right of the Company to procure a judgment in its favor by reason of the fact that the Person is or was a Manager, officer, manager, employee or agent of the Company or the Board of Managers, or is or was serving at the request of the Company or the Board of Managers as a director, officer, manager, employee or agent of another Organization or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the Person in connection with the defense or settlement of the action or suit, if the Person acted in good faith and in a manner the Person reasonably believed to be in, or not opposed to the best interests of the Company, provided that no indemnification shall be made in respect of any claim, issue or matter as to which the Person shall have been adjudged to be liable for gross

negligence or misconduct in the performance of the Person's duty to the Company, unless, and only to the extent that, the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, the Person is fairly and reasonably entitled to indemnity for those expenses as the court shall deem proper.

(c) To the extent that a Manager, director, officer, manager, employee or agent of the Company or the Board of Managers has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsection (a) or (b), or in defense of any claim, issue or matter therein, the Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the Person in connection therewith.

(d) Any indemnification under subsection (a) or (b) (unless ordered by a court) shall be made by the Company only as authorized in the specific case, upon a determination that indemnification of the Manager, director, officer, manager, employee or agent is proper in the circumstances because the Person has met the applicable standard of conduct set forth in subsection (a) or (b). The determination shall be made by the Board of Managers.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of the action, suit or proceeding, as authorized by the Board of Managers in the specific case, upon receipt of an undertaking by or on behalf of the Board of Managers, director, officer, manager, employee or agent to repay that amount if the Person was not entitled to indemnification under subsection (a) or (b).

(f) The indemnification provided by this Section 8.1 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles or this Agreement, or any other agreement, vote of Members, both as to action in the Person's official capacity and as to action in another capacity while holding office, and shall continue as to a Person who has ceased to be a Manager, director, officer, manager, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of the Person.

(g) The Company may purchase and maintain insurance on behalf of any Person who is or was a Manager, officer, employee or agent of the Company, or who is or was serving at the request of the Company as a director, officer, manager, employee or agent of another Organization or other enterprise, against any liability asserted against the Person and incurred by the Person in any capacity, or arising out of the Person's status as such, whether or not the Company would have the power to indemnify the Person against the liability under the provisions of this Section 8.1.

(h) If the Company has paid indemnity or has advanced expenses to a Manager, director, officer, manager, employee or agent, the Company shall report the indemnification or advance in writing to the Members within thirty (30) days thereafter.

(i) For purposes of this Section 8.1, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a Person with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a manager, director, officer, employee or agent of the Company or the Board of Managers that imposes duties on, or involves services, by a manager, director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries. A Person who acted in good faith and in a manner the Person reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Article VIII.

8.2 Expansion of Indemnification. Notwithstanding any provision in this Article VIII to the contrary, in the event the Act is either amended to provide, or interpreted by judicial or other binding legal decisions to provide, broader indemnification rights than those contained herein, the broader indemnification rights shall be provided to any Persons entitled to be indemnified pursuant to the Act, the intent of this provision being to permit the Company to indemnify, to the full extent permitted by the Act, Persons whom it may indemnify thereunder subject to the standards set forth in this Article VIII.

ARTICLE IX

CONTRIBUTIONS AND CAPITAL ACCOUNTS

9.1 Initial Contributions. Each Member has made or will make the Capital Contribution described for that Member on Exhibit A as of the date of this Agreement; provided, that certain Class A Interests have been issued to Class A Members for no consideration in exchange for services as set forth on Exhibit A. The value of the Capital Contributions shall be as set forth on Exhibit A. The Company shall issue Membership Interests to each Member in exchange for the Member's Capital Contribution, or the Member's services and no consideration, as set forth on Exhibit A as of the date of this Agreement. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid on any Capital Contribution except as provided in this Agreement.

9.2 Additional Capital Contributions From Existing Members. No Member shall be required to make an Additional Capital Contribution. If the Board of Managers shall determine that the Company needs additional funds and the amount so needed, the Board of Managers shall send a Notice to the Members, which Notice shall contain:

(a) the total amount of Additional Capital Contributions being sought from each Member (which amount shall be based on their Percentage Interests); and

(b) any additional material terms related thereto.

Each of the existing Members shall then have the opportunity for a period of fifteen (15) days following the issuance of the Notice to contribute the Member's requested amount (the

"**Requested Amount**"). If not all Members contribute the Requested Amount, the Board of Managers shall permit the Members that contributed the Requested Amount to contribute, on a pro rata basis, the Requested Amounts from the non-contributing Members (with this procedure repeated to the extent one or more Members fails to contribute their pro rata portion of the non-contributing Members' Requested Amounts), to the extent that in response to the Notice, a Member indicated a willingness to contribute more than the Member's pro rata share of the Requested Amount. If not all Members contribute the Requested Amount or if not all Holders are Members (and therefore not entitled to contribute any amount pursuant to this Section 9.2), the Board of Managers shall issue additional Membership Interests to the contributing Members based on the fair market value of the Company, as determined by the Board of Managers. In addition, if the Members have not contributed the aggregate Requested Amounts, the Board of Managers may cause the Company to issue Membership Interests under the same terms to Additional Members up to an aggregate amount equal to the uncontributed Requested Amounts. The Board of Managers shall have the authority to amend this Agreement (including Exhibit A), as necessary, to reflect the terms of any additional Membership Interests issued pursuant to this Section 9.2.

9.3 Additional Interests. The Board of Managers may create additional classes of Membership Interests without Member Consent with such terms and conditions as determined in the Board of Managers' sole discretion, including but not limited to priorities as to distributions of Operating Proceeds or Capital Transactions Proceeds, priorities as to return of capital (or multiples thereof) and return on capital, priorities as to allocations of Profits and Losses and priorities as to voting. The Board of Managers shall be authorized to amend this Agreement without Member Consent to reflect the terms of any new class of Membership Interests.

9.4 Profits Interests. In the sole discretion of the Board of Managers, the Board of Managers may cause the Company to issue Membership Interests as "profits interests," as that term is defined in Revenue Procedure 93-27, which Membership Interests shall have a value equal to zero on the date of issuance pursuant to the election to value Membership Interests using liquidation value, as described in Section 11.6. These Membership Interests shall be subject to any vesting, forfeiture or other terms (including rights to distributions and allocations consistent with treatment as a "profits interest") as established on issuance, which terms may be set forth in a separate agreement issuing the Membership Interests and entered into by and between the Company and the Member being issued the Membership Interests. The Manager shall have the authority to amend this Agreement (including Exhibit A), as necessary, to reflect the terms of any additional Membership Interests issued pursuant to this Section 9.4. The Board of Managers shall be authorized to amend this Agreement without Member Consent to reflect the terms of any new class of Membership Interests.

9.5 Maintenance of Capital Accounts; No Deficit Restoration Obligation. The Company shall establish and maintain Capital Accounts in accordance with Section 704(b) of the Code and the Treasury Regulations thereunder for each Holder at Company expense. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation (as described in Treasury Regulations Section 1.704-1(b)(2)(ii)*(b)(3)*) or otherwise personally obligating any Holder to make a Capital Contribution in excess of the initial Capital Contribution made to purchase the Holder's Membership Interests pursuant to Section 9.1. Subject to the limitations and conditions set forth

in the Act, the Company shall indemnify and hold harmless any Holder in the event a Holder becomes liable, notwithstanding the prior sentence, for any debt, liability or other obligation of the Company except to the extent expressly provided in this Agreement (or pursuant to any other agreement entered into by the Holder that expressly provides otherwise).

ARTICLE X

ALLOCATIONS AND DISTRIBUTIONS

10.1 General Rules.

(a) Except as otherwise required pursuant to this Article X, the Board of Managers, in the sole discretion of the Board of Managers, may make Distributions of Operating Proceeds pursuant to Section 10.2 to Holders subject to any restriction in the Articles.

(b) The Board of Managers may base a determination that a Distribution of Operating Proceeds may be made under Section 10.2 in good faith reliance upon a balance sheet and profit and loss statement of the Company represented to be correct by the Board of Managers or certified by an independent public or certified public accountant or firm of accountants to fairly reflect the financial condition of the Company.

10.2 Distribution of Operating Proceeds.

(a) Subject to Section 10.3 and Section 15.3 (and any special distributions required as a result of the issuance of Membership Interests pursuant to Section 9.3 or Section 9.4), the Company may distribute Operating Proceeds (other than Capital Transaction Proceeds) in the sole discretion of the Board of Managers, and the Company shall make any Distribution of Operating Proceeds (other than Capital Transaction Proceeds) among the Holders in accordance with their respective Percentage Interests.

(b) Subject to Section 10.3 and Section 15.3 (and any special distributions required as a result of the issuance of Membership Interests pursuant to Section 9.3 or Section 9.4), the Company may distribute Capital Transaction Proceeds in the sole discretion of the Board of Managers, and the Company shall make any Distribution of Capital Transaction Proceeds among the Holders as follows:

(i) first, to the Class B Holders (pro rata in accordance with relative unreturned Capital Contributions) until the Class B Holders have received aggregate Distributions pursuant to this Section 10.2(b)(i) equal to their aggregate Capital Contributions;

(ii) next, to the Class A Holders (pro rata in accordance with relative unreturned Capital Contributions) until the Class A Holders have received aggregate Distributions pursuant to this Section 10.2(b)(ii) equal to their aggregate Capital Contributions;

(iii) thereafter, among the Holders in accordance with their respective Percentage Interests.

10.3 Tax Distributions. Any provision of this Agreement to the contrary notwithstanding, the Company shall distribute cash (to the extent not prohibited pursuant to an agreement entered into by the Company or otherwise prohibited by law) to the Holders sufficient for the Holders to pay federal and state income taxes attributable to income and gain allocated to them pursuant to this Article X (other than income taxes resulting from allocations of Profits pursuant to Section 10.4(a)), assuming each Holder is subject to the highest marginal federal and state income tax rates applicable to individuals resident in the State of Indiana and giving effect to the character of the income and the deductibility of state income taxes for federal income tax purposes. All amounts distributed pursuant to this Section 10.3 shall be treated as amounts distributed to the relevant Holder pursuant to Section 10.2 and all amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Holders from the Company shall be treated as amounts distributed to the relevant Holders pursuant to Section 10.2 or this Section 10.3, as applicable, provided further, no distribution shall be made if the distribution would cause the Holder to have a deficit balance in the Holder's Capital Account. Amounts paid (or treated as paid) pursuant to this Section 10.3 shall reduce amounts otherwise distributable to the applicable Holder under Section 10.2 and, to the extent in excess thereof, shall be applied against future Distributions to the Holder.

10.4 Allocation of Profits. After giving effect to the special allocations set forth in Section 10.6 and Section 10.7 (and any special allocations required as a result of the issuance of Membership Interests pursuant to Section 9.3 or Section 9.4), all Profits shall be allocated to the Holders as follows:

(a) first, to the extent Losses have been allocated pursuant to Section 10.5 for prior taxable years and not previously offset pursuant to this Section 10.4(a), to offset any Losses previously allocated pursuant to Section 10.5(b) and then to offset any Losses previously allocated pursuant to Section 10.5(a) (in each case, pro rata among the Holders in proportion to their respective shares of Losses being offset); and

(b) thereafter, to the Holders in accordance with their respective Percentage Interests.

10.5 Allocation of Losses. After giving effect to the special allocations set forth in Section 10.6 and Section 10.7 (and any special allocations required as a result of the issuance of Membership Interests pursuant to Section 9.3 or Section 9.4), all Losses shall be allocated to the Holders as follows:

(a) first, among those Holders having positive Capital Account balances, in the amounts of and in proportion to the positive Capital Account balances; and

(b) thereafter, to the Holders bearing the ultimate risk of loss with respect to the Losses in proportion to the ultimate risk so borne.

10.6 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article X, if there is a net decrease in Company Minimum Gain during any Taxable Year, each Holder shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to the Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 10.6(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article X, except Section 10.6(a), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Taxable Year, each Holder who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to the Holder's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 10.6(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Holder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)*(d)(4)*, Section 1.704-1(b)(2)(ii)*(d)(5)*, or Section 1.704-1(b)(2)(ii)*(d)(6)*, items of Company income and gain shall be specially allocated to that Holder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Holder as quickly as possible; provided, however, that an allocation pursuant to this Section 10.6(c) shall be made if and only to the extent that the Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article X have been tentatively made as if this Section 10.6(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Holder has an Adjusted Capital Account Deficit at the end of any Taxable Year, each such Holder shall be specially allocated items of Company income and gain in the amount of the excess as quickly as possible, provided that an allocation pursuant to this Section 10.6(d) shall be made only if and to the extent that the Holder would have a deficit Capital Account in excess of this sum after all other allocations provided for in this Article X have been made as if Section 10.6(c) and this Section 10.6(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year or other period shall be specially allocated to the Holders in proportion to their respective Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Taxable Year or other period shall be allocated to the Holder who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Sections 1.704-2(i)(1).

(g) Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)(2)* or Section 1.704-1(b)(2)(iv)*(m)(4)*, to be taken into account in determining Capital Accounts as the result of a distribution to a Holder in complete liquidation of such Holder's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Holders in accordance with their interests in the Company in the event Treasury Regulations Section 1.704 1(b)(2)(iv)*(m)(2)* applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704 1(b)(2)(iv)*(m)(4)* applies.

(h) Loss Limitation. Losses allocated pursuant to Section 10.5 shall not exceed the maximum amount of Losses that can be allocated without causing any Holder to have an Adjusted Capital Account Deficit at the end of any Taxable Year. In the event some but not all of the Holders would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 10.5, the limitation set forth in this Section 10.6(h) shall be applied on a Holder by Holder basis and Losses not allocable to any Holder as a result of this limitation shall be allocated to the other Holders in accordance with the positive balances in the Holders' Capital Accounts so as to allocate the maximum permissible Losses to each Holder under Treasury Regulations Section 1.704-1(b)(2)(ii)*(d)*.

(i) Allocations Relating to Taxable Issuance of Membership Interests. Any items of income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Membership Interests by the Company to a Holder shall be allocated among the Holders so that, to the extent possible, the net amount of these items of income, gain, loss, or deduction, together with all other allocations under this Agreement to each Holder shall be equal to the net amount that would have been allocated to each the Holder if these items of income, gain, loss, or deduction had not been realized.

10.7 Curative Allocations. The allocations set forth in Sections 10.6(a), 10.6(b), 10.6(c), 10.6(d), 10.6(e), 10.6(f), 10.6(g), and 10.6(h) (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Holders that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 10.7. Therefore, notwithstanding any other provision of

this Article X (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner the Board of Managers shall determine appropriate, in the sole discretion of the Board of Managers, so that, after the offsetting allocations are made, each Holder's Capital Account balance is, to the extent possible, equal to the Capital Account balance the Holder would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 10.4, 10.5, and 10.6(i).

10.8 Tax Allocations; Code Section 704(c).

(a) In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Holders so as to take account of any variation between the adjusted basis of the Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with paragraph (a) of the definition of Gross Asset Value).

(b) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (b) of the definition of Gross Asset Value and the Company adjusts Capital Accounts to reflect the revaluation, Capital Accounts shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)*(g)* for allocations of depreciation, depletion, amortization, and gain or loss and subsequent allocations of depreciation, depletion, amortization, and gain or loss with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder. This Section 10.8(b) is intended to comply with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv)*(f)* and shall be interpreted consistently therewith.

(c) Any elections or other decisions relating to the allocations shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.8 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Holder's Capital Account or share of Profits, Losses, other items, or Distributions pursuant to any provision of this Agreement.

10.9 Other Allocation Rules.

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any other items shall be apportioned among the Holders as determined by the Board of Managers using any permissible method under Section 706 of the Code and the Treasury Regulations thereunder.

(b) All allocations to the Holders pursuant to this Article X shall, except as otherwise provided in this Agreement, be apportioned among them in accordance with their respective Percentage Interests.

(c) Except as otherwise provided in this Agreement, all items of income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Holders in the same proportions as they share Profits or Losses, as the case may be, for the Taxable Year.

(d) Excess nonrecourse liabilities of the Company (as defined in Treasury Regulations Section 1.752-3) shall be allocated among the Holders in accordance with their respective Percentage Interests.

(e) The Holders are aware of the income tax allocations made by this Article X and hereby agree to be bound by the provisions of this Article X in reporting their shares of income and loss for income tax purposes.

(f) To the extent permitted by Treasury Regulations Section 1.704-2(h)(3), the Board of Managers shall endeavor to treat distributions of Operating Proceeds as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Holder.

(g) For any period in which a state in which the Company is subject to tax imposes an entity level income tax upon the income of the Company, and if the Company is entitled to a credit or deduction in computing that tax for income allocable to one or more (but fewer than all) Holders who are separately subject to the entity level tax, the Holders' respective allocable shares of the Company's Profit or Loss shall be computed first without taking the Company's tax liability into account, and the Company's tax liability shall then be specially allocated to those Holders who are not separately subject to the entity level tax for whom no credit or deduction was available to the Company.

10.10 Forfeiture Allocations. The Company shall make any allocations of items of gross income and gain or items of gross deduction and loss as required and/or appropriate pursuant to Treasury Regulations Section 1.704-1(b)(4)(xii)(c) (as of the effective date of such Treasury Regulations Section when issued as a final Treasury Regulations Section) in order to satisfy the requirements of the liquidation valuation safe harbor made by the Company pursuant to Section 11.6.

ARTICLE XI

TAXES

11.1 Elections. The Board of Managers may make any tax elections for the Company allowed under the Code or the tax laws of any state or other Taxing Jurisdiction.

11.2 Taxes of Taxing Jurisdictions. To the extent that the laws of any Taxing Jurisdiction require, each Holder requested to do so by the Board of Managers will submit an agreement requiring the Holder to make timely income tax payments to the Taxing Jurisdiction and that the Holder accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Holder's income, and interest, and penalties

assessed on the income. If the Holder fails to provide the agreement, the Company may withhold and pay over to the Taxing Jurisdiction the amount with respect to the income. Any payments with respect to the income of a Holder shall be treated as a Distribution for purposes of Article X. The Board of Managers may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Holders on the income to the Taxing Jurisdiction, in which case the Company shall inform the Holders of the amount of the tax, interest and penalties so paid.

11.3 Tax Matters Partner. The Board of Managers shall select the tax matters partner pursuant to Section 6231(a)(7) of the Code who shall take all action as may be necessary to cause each other Member to become a notice partner within the meaning of Section 6223 of the Code. The tax matters partner shall inform each Member of all significant matters that may come to its attention in its capacity as tax matters partner by giving Notice thereof within ten (10) days after becoming aware thereof and, within such time, shall forward to each other Member copies of all significant written communications the tax matters partner may receive in this capacity. This Section 11.3 is not intended to authorize the tax matters partner to take any action left to the determination of an individual Member under Sections 6222 through 6231 of the Code.

11.4 Method of Accounting. The records of the Company shall be maintained, as the Board of Managers may determine, on either (a) a cash receipts and disbursements method of accounting or (b) an accrual method of accounting.

11.5 Returns and Other Elections. The Board of Managers shall take reasonable steps to cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Any Holder who at any time shall be a nonresident alien or a foreign partnership, corporation, or other entity such that the Holder shall be considered a "foreign person" as that term is used in the Code, shall perform all actions and file all documents with the Company, the Holders, and any appropriate governmental agency which shall be necessary or advisable to comply with the Foreign Investment in Real Property Tax Act or any similar law requiring disclosure or withholding by or with respect to a foreign person now or in the future enacted by any federal, state or other Taxing Jurisdiction (a "**Foreign-Related Law**"). Notwithstanding anything contained herein to the contrary, each Holder who shall be a foreign person hereby authorizes the Board of Managers to cause the Company to comply with all the terms and conditions of a Foreign-Related Law, including compliance with filing, reporting and tax withholding requirements.

11.6 Election to Value Membership Interests Using Liquidation Value.

(a) The Company hereby is authorized and directed to elect the liquidation valuation safe harbor under Treasury Regulations Section 1.83-3(l) (as of the effective date of such Treasury Regulations Section when issued as a final Treasury Regulations Section) and the revenue procedure issued consistent with the guidance of Notice 2005-43, 2005-24 I.R.B. 1221 (as of the effective date of such revenue procedure when issued). The Company and each of its Holders (including any Person to whom a Membership Interest is Transferred in connection with

the performance of services) hereby agrees to comply with all requirements of the safe harbor with respect to all Membership Interests Transferred in connection with the performance of services while the election remains effective.

(b) The Company shall prepare a document executed by the Member responsible for federal income tax reporting by the Company, stating that the Company is electing, on behalf of the Company and each of its Holders, to have the liquidation valuation safe harbor set forth in Treasury Regulations Section 1.83-3(l) and the revenue procedure issued consistent with the guidance of Notice 2005-43, 2005-24 I.R.B. 1221 apply irrevocably as of the effective date of such final Treasury Regulations Section and revenue procedure with respect to all Membership Interests transferred in connection with the performance of services while the safe harbor election remains in effect. The Member responsible for federal income tax reporting by the Company shall attach the document making the safe harbor election to the tax return for the Company for the taxable year that includes the effective date of the election. The Company shall retain such records as may be necessary to indicate that an effective election has been made and remains in effect, including a copy of the Company's election statement under Treasury Regulations Section 1.83-3(l) and the revenue procedure issued consistent with the guidance of Notice 2005-43, 2005-24 I.R.B. 1221. The safe harbor election also may be terminated by the Company preparing a document, executed by the Member responsible for federal income tax reporting by the Company, which states that the Company, on behalf of the Company and each of its Holders, is revoking the safe harbor election on the stated effective date, and attaching the document to the tax return for the Company for the taxable year that includes the effective date of the revocation.

ARTICLE XII

DISPOSITION OF MEMBERSHIP INTERESTS

12.1 General. No Holder shall have the right to Transfer all or any portion of or any interest or rights in the Holder's Membership Interests to any Person except in accordance with this Article XII. A Holder may Transfer all or any portion of or any interest or right in the Holder's Membership Interests only with the approval of the Board of Managers. A transferee of a Membership Interest Transferred by operation of law (including upon the death of a Member) shall be treated as an Assignee (and not a Member), except as otherwise provided pursuant to Article XIV.

12.2 Permitted Estate Planning Transfers. Notwithstanding any restrictions on the Transfer of Membership Interests contained in this Agreement, each Holder that is an individual shall be permitted to Transfer the Holder's Membership Interests into a revocable trust established by the Holder for the Holder's benefit and of which the Holder is the sole trustee; provided that if at any time the Holder is not the sole trustee of the revocable trust, the change in trustee shall be treated as a separate Transfer not permitted by this Section 12.2. If the Holder is a Member, the trustee, on behalf of the revocable trust, shall be admitted as a Substitute Member, and, by accepting the Membership Interests, shall be bound by this Agreement, as amended from time to time, and shall be deemed to have assented to the terms and conditions of this Agreement and deemed to have agreed to be bound hereby.

12.3 Dispositions not in Compliance with this Article Void. Any attempted Transfer of a Membership Interest, or any part thereof, not in compliance with this Article XII is null and void *ab initio*.

12.4 Reasonableness of Transfer Conditions. Each Holder hereby acknowledges the reasonableness of the prohibition contained in this Article XII in view of the purposes of the Company and the relationship of the Holders. The attempted Transfer of any Membership Interest in violation of the prohibition contained in this Article XII is null and void *ab initio*. Any Person to whom Membership Interests are attempted to be Transferred in violation of this Article XII shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, receive Distributions from the Company or have any other rights in or with respect to the Membership Interests.

12.5 Distributions and Allocations in Respect to Transferred Membership Interest. If any Membership Interest is sold, assigned, or otherwise Transferred during any accounting period in accordance with this Article XII, Profits, Losses, each item thereof, and all other items attributable to the Transferred Membership Interest for the period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Board of Managers. All Distributions on or before the date of the Transfer shall be made to the transferor, and all Distributions thereafter shall be made to the transferee. Neither the Company nor any Manager shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section 12.5, whether or not any Manager or the Company has knowledge of any Transfer of ownership of any Membership Interest. No Holder shall have the right to receive payment for the Holder's Membership Interest until the dissolution of the Company.

ARTICLE XIII

DISSOCIATION OF A MEMBER

13.1 Dissociation. No Member shall have the right or power to effect a voluntary Dissociation from the Company. A Member shall be involuntarily Dissociated from the Company upon the occurrence of any of the following events:

(a) an attempted Transfer of all or a portion of the Member's Membership Interests not in compliance with the provisions of Article XII.

(b) the Member makes an assignment for the benefit of creditors;

(c) the Member files a voluntary petition of bankruptcy;

(d) the Member is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding;

(e) the Member files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(f) the Member seeks, consents to, or acquiesces in the appointment of a trustee or a receiver or liquidation of, the Member or all or any substantial part of the Member's properties;

(g) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described in subsections (b) through (f) above;

(h) any proceeding initiated against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for one hundred twenty (120) days after the commencement thereof, or a trustee, receiver, or liquidator is appointed for the Member or all or any substantial part of the Member's properties without the Member's agreement or acquiescence, which appointment is not vacated or stayed for one hundred twenty (120) days or, if the appointment is stayed, for one hundred twenty (120) days after the expiration of the stay during which period the appointment is not vacated;

(i) the Member becomes subject to any order of any court compelling Transfer of legal or beneficial ownership of any Membership Interest;

(j) if the Member is a natural person, the Member's death or the adjudication by a court of competent jurisdiction that the Member is incompetent to manage the Member's person or Property;

(k) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(l) If the Member is a partnership, limited liability company or other Organization, the dissolution and commencement of winding up of the partnership, limited liability company or other Organization;

(m) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company; or

(n) if the Member is a corporation, the dissolution of the corporation.

13.2 Effect of Dissociation. Upon a Member's Dissociation from the Company as set forth in Section 13.1, the Member's right to participate in the management and conduct of the Company's business terminates, including the Member's right to vote, and the Dissociated Member ceases to be a Member and is treated the same as an Assignee.

13.3 No Company Purchase of Membership Interest. Notwithstanding the Dissociation of a Member, at no time shall the Company be obligated to purchase the Membership Interests of

a Dissociated Member, each Member hereby waiving any obligation imposed on the Company under Section 35-55 and Section 35-60 of the Act or otherwise.

ARTICLE XIV

ADMISSION OF ASSIGNEES AND ADDITIONAL MEMBERS

14.1 Rights of Assignees. The Assignee of a Membership Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive Distributions attributable to the Membership Interest and shall be allocated Profits and Losses attributable to the Membership Interest, in each case in accordance with the terms of this Agreement.

14.2 Admission of Substitute Members. An Assignee of a Membership Interest shall be admitted as a Substitute Member and admitted to all of the rights of the Member who initially assigned the Membership Interest only with the approval of the Board of Managers. The Board of Managers may grant or withhold approval in the sole and absolute discretion of the Board of Managers. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Membership Interest. The admission of a Substitute Member, without more, shall not release the Member originally assigning the Membership Interests from any liability to the Company that may have existed prior to the approval.

14.3 Admission of Additional Members. A Person shall be admitted as an Additional Member only with the consent of the Board of Managers. The Board of Managers shall determine the Capital Contributions of each Additional Member and the number of Membership Interests issued to each Additional Member in accordance with Article IX. The Board of Managers may amend this Agreement to reflect the admission of an Additional Member and the terms of the Additional Member's Membership Interests.

14.4 Assignee is Bound by this Agreement. An Assignee of a Membership Interest shall be bound by this Agreement, as amended from time to time, and shall be deemed to have assented to the terms and conditions of this Agreement and deemed to have agreed to be bound hereby, upon the first to occur of the following events:

The Assignee (or Assignee's representative):

(i) tenders payment for a Membership Interest;

(ii) accepts a Distribution made by the Company, as evidenced for example, and not by way of limitation, by endorsement of a check representing all or any part of any Distribution;

(iii) executes any writing evidencing the Assignee's intent to become an Assignee or assent to this Agreement; or

(iv) complies with the conditions necessary to become an Assignee, as set forth in Article XII; and (a) either requests that the records of the Company reflect the assignment, or (b) pays valuable consideration for a Membership Interest.

14.5 Substitute and Additional Members Bound by this Agreement. Substitute Members and Additional Members shall be bound by this Agreement, as amended from time to time, and shall be deemed to have assented to the terms and conditions of this Agreement and deemed to have agreed to be bound hereby, upon the first to occur of the following events:

The Substitute Member or Additional Member (or the Member's representative):

(i) tenders payment for a Membership Interest;

(ii) accepts a Distribution made by the Company, as evidenced for example, and not by way of limitation, by endorsement of a check representing all or any part of any Distribution;

(iii) executes any writing evidencing the Substitute Member's or Additional Member's intent to become a Member; or

(iv) complies with the conditions necessary to be admitted as a Substitute Member, as set forth in Section 14.2 or an Additional Member as set forth in Section 14.3; and (a) either requests that the records of the Company reflect the Member's admission on the records of the Company; or (b) pays valuable consideration for a Membership Interest.

ARTICLE XV

DISSOLUTION AND WINDING UP

15.1 Dissolution. The Company shall be dissolved and its affairs wound up, upon the first to occur of the following events:

(a) the approval by the Board of Managers and Member Consent;

(b) as required pursuant to Section 7.3(b); or

(c) upon the sale or Distribution of substantially all of the Company's assets.

15.2 Effect of Dissolution. Upon dissolution, the Company shall cease carrying on business, as distinguished from the winding up of the Company business, but the Company is not terminated, and continues until the winding up of the affairs of the Company is completed and the articles of dissolution have been issued by the Secretary of State.

15.3 Distribution of Assets upon Dissolution. Upon the winding up of the Company, the Company Property shall be distributed:

(a) first, to creditors, including Holders who are creditors, to the extent permitted by law, in satisfaction of Company liabilities; and

(b) thereafter, to the Holders in accordance with Section 10.2(b). Liquidation proceeds shall be paid within sixty (60) days of the end of the Company's Taxable Year or, if later, within ninety (90) days after the date of liquidation. Liquidating distributions shall be in cash or Property (which need not be distributed proportionately) or partly in both, as determined by the Board of Managers.

15.4 Winding Up and Articles of Dissolution. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefore has been made, and all of the remaining Property and assets of the Company have been distributed to the Holders. Upon the completion of winding up of the Company, the articles of dissolution shall be delivered to the Secretary of State for filing. The articles of dissolution shall set forth the information required by the Act.

15.5 Allocation of Profits and Losses in the Year of Dissolution. For any Taxable Year in which the Company dissolves and its affairs wound up pursuant to Section 15.1, if, after all other allocations provided for in Article X have been tentatively made as if this Section 15.5 were not in this Agreement, the Distributions to the Holders pursuant to Section 15.3(b) would be different than the Distributions made to the Holders if the Distributions were made in accordance with relative, positive Capital Account balances, then Profits (and items thereof) and Losses (and items thereof) for the Taxable Year in which the Company dissolves and its affairs wound up pursuant to Section 15.1 shall be allocated among the Holders in a manner such that the Capital Account balance of each Holder, immediately after giving effect to the allocations, is, as nearly as possible, equal (proportionately) to the amount of the Distribution made (or to be made) to the Holder during the last Taxable Year in accordance with Section 15.3(b). The Board of Managers may, in the sole discretion of the Board of Managers, apply the principles of this Section 15.5 to any Taxable Year preceding the Taxable Year in which the Company dissolves and its affairs wound up (including through the application of Section 761(e) of the Code) if delaying application of the principles of this Section 15.5 would likely result in Distributions under Section 15.3(b) that are materially different than the Distributions that would be made if Section 15.3(b) provided for the making of Distributions in accordance with relative, positive Capital Account balances (taking into account all Capital Account adjustments for the Company's Taxable Year in which the liquidation occurs).

ARTICLE XVI

MISCELLANEOUS PROVISIONS

16.1 Entire Agreement. This Agreement represents the entire agreement among all the Members and between the Members and the Company.

16.2 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice-versa. Whenever, the

masculine gender is used in this Agreement and when required by the context, the same shall include the feminine and neuter genders and vice-versa.

16.3 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

16.4 No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and except for federal and state tax purposes, expressly do not intend hereby to form a partnership under the State Revised Uniform Partnership Act, the State Uniform Partnership Act, the State Revised Uniform Limited Partnership Act or the State Uniform Limited Partnership Act. The Members do not intend to be partners of one to another. To the extent any Member, by word or action, represents to another Person that any other Member is a partner or that the Company is a partnership, the Member making the wrongful representation shall be liable to any other Member who incurs personal liability by reason of the wrongful representation and shall not be entitled to indemnification for the act under Article VIII.

16.5 Rights of Creditors and Third Parties Under Agreement. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

16.6 Application of Indiana Law. This Agreement and its interpretation shall be governed exclusively by its terms and by the Act.

16.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original, and all of which, when taken together, shall constitute but one and the same instrument.

16.8 No Waiver. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder or pursuant hereto shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or pursuant thereto.

16.9 Severability. Wherever possible, each provision of this Agreement shall be interpreted in a manner so as to be effective and valid under applicable law but, if any provision of this Agreement shall be prohibited by or invalid under applicable law, the provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of the provision or the remaining provisions of this Agreement. If any part of any covenant or other provision in this Agreement is determined by a court of law to be overly broad thereby making the covenant unenforceable, the parties hereto agree, and it is their desire, that the court shall substitute a judicially enforceable limitation in its place, and that as so modified the covenant shall be binding upon the parties as if originally set forth herein.

16.10 Benefit. This Agreement shall be binding upon, and inure to the benefit of, and shall be enforceable by, the heirs, successors, legal representatives and permitted assignees of the Holders and the successors, assignees and transferees of the Company.

16.11 Venue; Waiver of Trial by Jury. The parties agree that any suit, action or proceeding with respect to this Agreement shall be brought in the courts of Cook County in the State of Indiana or in the U.S. District Court for the Northern District of Indiana. The parties hereto hereby accept the exclusive jurisdiction of those courts for the purpose of any such suit, action or proceeding. Venue for any such action, in addition to any other venue permitted by statute, will be Cook County, Indiana. The parties hereto hereby irrevocably waive, to the fullest extent permitted by law, any objection that any of them may now or hereafter have to venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Cook County, Indiana, and hereby further irrevocably waive any claim that any such suit, action or proceeding brought in Cook County, Indiana has been brought in an inconvenient forum. The parties hereby mutually waive any and all rights which any party may have to request a jury trial in any proceeding at law or in equity in any court of competent jurisdiction.

16.12 Power of Attorney. Each Holder by executing this Agreement (or becoming bound by this Agreement) hereby grants an irrevocable power of attorney coupled with an interest to the Board of Managers and to each Manager, granting each such Person the right to execute in the Holder's name, place and stead (i) any agreement contemplated by Section 11.2; (ii) any amendment to this Agreement adopted in accordance with the terms of this Agreement; and (iii) any document or instrument necessary to convey 100% of such Holder's right, title and interest in the Company and in such Holder's Membership Interests to an acquirer of the business of the Company (including but not limited to any conversion of the Company to a corporation whereby all Holders contribute their Membership Interests in exchange for capital stock of the corporation), provided that the Holders of each class of Membership Interest shall be treated on a pari passu basis with the other members of their class.

[the remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first set forth above.

FOR THE BOARD OF MANAGERS:

By: Roger M. Shindell
Managing Member

MEMBERS:

[Print Name] Qvanta Consulting LLC
By Roger M. Shindell
Capital Contribution: $ 1,000.00
Date: 07/01/2022

Roger M. Shindell,
Managing Member
Capital Contribution: $ 5,000.00
Date: 07/01/2022

EXHIBIT A

MEMBER NAMES AND ADDRESSES	CAPITAL CONTRIBUTIONS	CLASS A MEMBERSHIP INTERESTS	CLASS B MEMBERSHIP INTERESTS	PERCENTAGE INTEREST
Roger Shindell 2506 W 89th Ave Merrillville IN 46410	$5,000.00	200 Units		20.0%
Qvanta Consulting LLC 10769 Broadway Suite 106 Crown Point IN 46307	$1,000.00		800 Units	80.0%